

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2012

Via Email
Kathy Sloan
Chief Executive Officer
Dakota Creek Minerals Inc.
10019 107 Avenue
Westlock, AB T7P 2C8
Canada

> **Re:** **Dakota Creek Minerals Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 4, 2012**
> **File No. 333-178615**

Dear Ms. Sloan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide a currently dated consent in any amendment and ensure that the financial statements are updated as required by Article 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

 Sincerely,

 /s/ David Link for

 John Reynolds
 Assistant Director